Exhibit 99.2

 POSTMEDIA NETWORK CANADA CORP.
 INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

 FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012

Issued:  April 11, 2013

APRIL 11, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis of financial condition and results of operations of Postmedia Network Canada Corp. and its subsidiary Postmedia Network Inc. (collectively, “we”, “our”, “us”, or “Postmedia”) should be read in conjunction with the interim condensed consolidated financial statements and related notes of Postmedia for the three and six months ended February 28, 2013 and February 29, 2012 and the annual audited consolidated financial statements and related notes of Postmedia for the years ended August 31, 2012 and 2011.  The interim condensed consolidated financial statements of Postmedia for the three and six months ended February 28, 2013 and February 29, 2012 and the annual audited consolidated financial statements of Postmedia for the years ended August 31, 2012 and 2011 are available on SEDAR at www.sedar.com and on the EDGAR system maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

This discussion contains statements that are not historical facts and are forward-looking statements.  These statements are subject to the risk factor described in the section entitled “Risk Factors” and the number of risks described in the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2012 and 2011.  Risks and uncertainties may cause actual results to differ materially from those contained in such forward-looking statements.  Such statements reflect management’s current views and are based on certain assumptions.  They are only estimates of future developments, and actual developments may differ materially from these statements due to a number of factors.  Investors are cautioned not to place undue reliance on such forward-looking statements.  No forward-looking statement is a guarantee of future results.  We have tried, where possible, to identify such statements by using words such as “believe”, “expect”, “estimate”, “anticipate”, “will”, “could” and similar expressions in connection with any discussion of future operating or financial performance.  Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

All amounts are expressed in Canadian dollars unless otherwise noted. The interim condensed consolidated financial statements of Postmedia for the three and six months ended February 28, 2013 and February 29, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34 – Interim Financial Reporting.  In certain aspects US Generally Accepted Accounting Principles as applied in the United States (“US GAAP”) differ from IFRS.  See “Differences between IFRS and US GAAP”.

This management’s discussion and analysis is dated April 11, 2013 and does not reflect changes or information subsequent to this date.  Additional information in respect of Postmedia is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional IFRS Measures

We use operating income before depreciation, amortization and restructuring, as presented in the interim condensed consolidated statement of operations for the three and six months ended February 28, 2013 and February 29, 2012 and described in note 3 thereto, to assist in assessing our financial performance.  Management and the Board of Directors of Postmedia use this measure to evaluate consolidated operating results as well as the results of its segments and to assess Postmedia’s ability to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by Postmedia and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

Overview and Background

We are the largest publisher of paid daily newspapers by circulation in Canada, according to the Newspapers Canada 2011 Circulation Data Report. Our English-language paid daily newspapers have, in total, the highest weekly print readership when compared to the total weekly print readership of English-language paid dailies belonging to each of the other media organizations in Canada, based on the NADbank 2012 survey data. Our business consists of news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms. The combination of these distribution platforms provides readers with a variety of mediums through which to access and interact with our content. The breadth of our reach and the diversity of our content enable advertisers to reach their target audiences on a local, regional or national scale through the convenience of a single provider.

We have one reportable segment for financial reporting purposes, the Newspaper segment.  The Newspaper segment publishes daily and non-daily newspapers and operates the related newspaper websites.  Its revenue is primarily from advertising and circulation.  Postmedia has other business activities and an operating segment which is not separately reportable and are referred to collectively as the All other category.  Revenue in the All other category primarily consists of subscription revenue from Infomart and advertising revenue from the website canada.com.

Recent developments

On June 26, 2012, we entered into an agreement of purchase and sale to sell the land and building located at 1450 Don Mills Road in Don Mills, Ontario for gross proceeds of $24 million.  The sale closed on October 12, 2012.  On November 12, 2012, the net proceeds from the sale were used for a mandatory redemption of $23.2 million aggregate principal amount of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”) at par in accordance with the terms and conditions of the First-Lien Notes indenture.

The issuance of the First-Lien Notes in August 2012 and subsequent repayment of the then outstanding Senior Secured Term Loan Credit Facility (“Term Loan Facility”), gave rise to a potential termination event under our existing foreign currency interest rate swap associated with the 12.5% Senior Secured Notes due 2017 (“Second-Lien Notes”).  As a result, in September 2012, we settled a notional amount of US$97.5 million of the foreign currency interest rate swap for a cash payment of $9.6 million.

Key Factors Affecting Operating Results

Revenue is earned primarily from advertising, circulation and digital sources. Print advertising revenue is a function of the volume, or linage, of advertising sold and rates charged. Print circulation revenue is derived from home-delivery subscriptions for newspapers, single copy sales at retail outlets and vending machines and is a function of the number of newspapers sold and the price per copy. Digital revenue is comprised of revenue from national and local display advertising on our newspaper and other websites, including canada.com, revenue from e-Papers and digital access subscriptions and subscription revenue generated through Infomart, our media monitoring website.

Print advertising revenue was $105.4 million for the three months ended February 28, 2013, representing 59.0% of total revenue.  The following chart summarizes our print advertising revenue by category for the three months ended February 28, 2013 ($ in millions):

Print advertising revenue was $238.2 million for the six months ended February 28, 2013, representing 61.0% of total revenue.  The following chart summarizes our print advertising revenue by category for the six months ended February 28, 2013 ($ in millions):

Print advertising is influenced by the overall strength of the economy.  In recent years and continuing to date, the economic uncertainty and structural changes in the industry have resulted in significant declines in print advertising as well as a continuing shift in advertising dollars from print advertising to advertising in other formats, particularly online and other digital platforms such as search and social media websites.  This shift may continue and may be permanent.  We expect the print advertising market to remain challenging throughout the remainder of fiscal 2013.  As a result we are in the process of implementing a three year business transformation project that is expected to significantly reduce operating costs and focus on the development of our digital products.  During the three and six months ended February 28, 2013, we experienced print advertising revenue declines of 13.8% and 12.4%, respectively, as compared to the same periods in the prior year.  The decline in print advertising revenue in the three and six months ended February 28, 2013 primarily relates to weakness in the classified category which decreased 20.8% and 20.2%, respectively, and the national advertising category which decreased 16.5% and 13.5%, respectively, as compared to the same periods in the prior year.

Print circulation revenue was $47.9 million and $97.1 million for the three and six months ended February 28, 2013, representing 26.8% and 24.9% of total revenue for such periods, respectively.  Declines in circulation volumes have been experienced over the last few years and this trend continued in the three months ended February 28, 2013.  Circulation volume decreases have been partially offset by price increases. We expect these trends to continue throughout the remainder of fiscal 2013.  A portion of the print circulation volume decrease relates to the implementation of initiatives which include the elimination of publishing days and unprofitable circulation.

Digital revenue was $21.3 million and $46.1 million for the three and six months ended February 28, 2013, representing 11.9% and 11.8% of total revenue for such periods, respectively.  Digital revenues increased 1.7% and 5.9% in the three and six months ended February 28, 2013 as compared to the same periods in the prior year.  Increases in digital revenue are primarily a result of increases in local digital advertising revenue and digital revenue associated with Infomart, partially offset by declines in digital classified revenue.  We continue to believe digital revenue represents a future growth opportunity for Postmedia and as a result we are focused on various new products and initiatives in this area.

Our principal expenses consist of compensation, newsprint, and distribution.  These comprised 52.8%, 6.4% and 17.2%, respectively, of total operating expenses excluding depreciation, amortization and restructuring for the three months ended February 28, 2013 and 51.9%, 6.9% and 17.3%, respectively, of total operating expenses excluding depreciation, amortization and restructuring for the six months ended February 28, 2013.  We experienced declines in compensation, newsprint and distribution expenses of 10.0%, 22.0% and 13.5%, respectively, in the three months ended February 28, 2013 and declines of 7.4%, 19.4% and 13.7%, respectively, in the six months ended February 28, 2013, as compared to the same periods in the prior year.

During the three months ended February 28, 2013, we implemented initiatives which will result in an additional $16 million of annualized cost savings.  These cost savings are part of our three year business transformation program (the “Program”) that, in total, is expected to result in net operating cost savings of 15% to 20%.  Since we announced this Program in July 2012 we have implemented initiatives which are expected to result in net annualized cost savings of approximately $58 million or an 8% decrease in net operating costs.

Our operating results are impacted by variations in the cost and availability of newsprint.  Newsprint is the principal raw material used in the production of our daily newspapers and other print publications.  It is a commodity that is generally subject to price volatility.  We take advantage of the purchasing power that comes with the large volume of newsprint we purchase, as well as our proximity to paper mills across Canada, to minimize our total newsprint expense.  Changes in newsprint prices can significantly affect our operating results. A $50 per tonne increase or decrease in the price of newsprint would be expected to affect our newsprint expense by approximately $3.5 million on an annualized basis.  We don’t expect a material change in newsprint prices throughout the remainder of fiscal 2013.

Our distribution is primarily outsourced to third party suppliers.  The key drivers of our distribution expenses are fuel costs and circulation and insert volumes.  Our distribution expenses have decreased during the three and six months ended February 28, 2013 as a result of decreased circulation and insert volumes.

Other Factors

Seasonality

Revenue has experienced, and is expected to continue to experience, significant seasonality due to seasonal advertising patterns and seasonal influences on media consumption habits.  Typically, our advertising revenue is highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.  These seasonal variations may lead to increased borrowing needs at certain points within the fiscal year.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities.  Our management bases its estimates and judgements on historical experience and other factors that are believed to be reasonable under the circumstances.  Actual results could differ from those estimates under different assumptions or conditions.  There are no significant changes in our accounting estimates since August 31, 2012 as described in our annual management’s discussion and analysis and annual audited consolidated financial statements for the years ended August 31, 2012 and 2011.

Operating Results

Postmedia’s operating results for the three months ended February 28, 2013 as compared to the three months ended February 29, 2012

	2013	2012

Revenues
Print advertising	105,443	122,385
Print circulation	47,863	51,201
Digital	21,292	20,933
Other	4,220	4,123
Total revenues	178,818	198,642
Expenses
Compensation	81,172	90,176
Newsprint	9,856	12,633
Distribution	26,365	30,493
Other operating	36,240	40,052
Operating income before depreciation, amortization, and restructuring	25,185	25,288
Depreciation	6,740	6,517
Amortization	10,834	10,836
Restructuring and other items	1,814	4,629
Operating income	5,797	3,306
Interest expense	15,606	14,799
Net financing expense relating to employee benefit plans	383	975
(Gain) loss on disposal of property and equipment	(1,055)	35
Loss on derivative financial instruments	1,193	4,616
Foreign currency exchange (gains) losses	3,832	(6,054)
Loss before income taxes	(14,162)	(11,065)
Provision for income taxes	-	-
Net loss attributable to equity holders of the Company	(14,162)	(11,065)

Revenue

Print advertising

Print advertising revenue decreased $16.9 million, or 13.8%, to $105.4 million for the three months ended February 28, 2013, as compared to the same period in the prior year.  This decrease relates to most of our major categories of print advertising revenue, including decreases from national advertising of 16.5%, retail advertising of 6.9%, classified advertising of 20.8%, and insert advertising of 8.2%.  The total print advertising linage and average line rate related to national, retail and classified advertising decreased 11.1% and 4.0%, respectively, during the three months ended February 28, 2013, as compared to the same period in the prior year.  Insert revenue decreases are primarily related to volume decreases of 5.9% during the three months ended February 28, 2013, as compared to the same period in the prior year.

Print circulation

Print circulation revenue decreased $3.3 million, or 6.5%, to $47.9 million for the three months ended February 28, 2013, as compared to the same period in the prior year.  Net paid circulation decreased 12.4% for the three months ended February 28, 2013, as compared to the same period in the prior year and was partially offset by price increases.  A portion of the print circulation revenue decrease relates to the implementation of initiatives which include the elimination of publishing days and unprofitable circulation.

Digital

Digital revenue increased $0.4 million, or 1.7%, to $21.3 million for the three months ended February 28, 2013, as compared to the same period in the prior year.  Growth in digital revenue is primarily a result of increases in local digital advertising revenue of $1.5 million, partially offset by declines of $1.1 million in digital classified revenue.

Other

Other revenue increased $0.1 million for the three months ended February 28, 2013, as compared to the same period in the prior year.

Expenses

Compensation

Compensation expenses decreased $9.0 million, or 10.0%, to $81.2 million for the three months ended February 28, 2013, as compared to the same period in the prior year.  The decrease is primarily due to lower salary costs of $8.3 million which are primarily a result of our three year business transformation program.

Newsprint

Newsprint expenses decreased $2.8 million, or 22.0%, to $9.9 million for the three months ended February 28, 2013, as compared to the same period in the prior year.  Newsprint expense decreases are primarily a result of consumption decreases of 20.7% due to continued usage reduction efforts and lower newspaper circulation volumes, combined with a decrease in newsprint cost per tonne of 1.7%.

Distribution

Distribution expenses decreased $4.1 million, or 13.5%, to $26.4 million for the three months ended February 28, 2013, as compared to the same period in the prior year.  Decreases in distribution expenses are primarily a result of a reduction in newspaper circulation volumes and the elimination of publishing days and unprofitable circulation.

Other operating

Other operating expenses decreased $3.8 million, or 9.5%, to $36.2 million for the three months ended February 28, 2013, as compared to the same period in the prior year.  Decreases in other operating expenses are primarily a result of ongoing cost savings initiatives and include decreases in marketing and promotion expenses and professional fees.  Partially offsetting these decreases are increased news service costs as a result of the shutdown of Postmedia News and increases in rent and occupancy costs associated with new property operating leases.

Operating income before depreciation, amortization and restructuring

Operating income before depreciation, amortization and restructuring decreased $0.1 million to $25.2 million for the three months ended February 28, 2013, as compared to the same period in the prior year.  The decrease relates primarily to decreases in revenue, partially offset by decreases in expenses as discussed above.

Depreciation

Depreciation increased $0.2 million, or 3.4%, to $6.7 million for the three months ended February 28, 2013, as compared to the same period in the prior year.

Amortization

Amortization remained at $10.8 million for the three months ended February 28, 2013 and February 29, 2012.

Restructuring and other items

Restructuring and other items expense decreased $2.8 million to $1.8 million for the three months ended February 28, 2013 as compared to the same period in the prior year.  Restructuring and other items expense for the three months ended February 28, 2013 consists of $3.3 million of severance costs, which include both involuntary terminations and voluntary buyouts and a recovery of $1.5 million due to a revised estimate relating to a change in benefits provided under an employee benefit plan as a result of an arbitrators ruling during the three months ended November 30, 2012.  Restructuring and other items expense for the three months ended February 29, 2012 was comprised of $4.6 million of severance costs, which included both involuntary terminations and voluntary buyouts.

Operating income

Operating income was $5.8 million for the three months ended February 28, 2013, compared to operating income of $3.3 million for the same period in the prior year, primarily as a result of decreased restructuring and other items expense.

Interest expense

Interest expense increased $0.8 million, or 5.5%, to $15.6 million for the three months ended February 28, 2013, as compared to the same period in the prior year.  Interest expense primarily relates to interest on our long-term debt that is recognized using the effective interest rate method, which amortizes the initial debt issuance costs and includes both cash and non-cash interest.  The increase in interest expense for the three months ended February 28, 2013 relates to an increase in the effective interest rate as a result of the refinancing on August 16, 2012, combined with an increase in non-cash interest expense due to changes in amortization assumptions, partially offset by decreases in interest expense due to lower debt levels. Cash interest expense decreased $0.7 million during the three months ended February 28, 2013, as compared to the same period in the prior year, due to reduced hedging on the Second-Lien Notes and lower debt levels, partially offset by an increase in the interest rate on the First-Lien Notes.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans decreased $0.6 million to $0.4 million for the three months ended February 28, 2013, as compared to the same period in the prior year.  The decrease relates to both a decrease in the interest cost and an increase in the expected return on plan assets.

(Gain) loss on disposal of property and equipment

During the three months ended February 28, 2013, we disposed of property and equipment and realized a gain of $1.1 million.  During the three months ended February 29, 2012, we disposed of property and equipment and realized a nominal loss.

Loss on derivative financial instruments

Loss on derivative financial instruments for the three months ended February 28, 2013 was $1.2 million as compared to a loss of $4.6 million during the same period in the prior year.  The loss for the three months ended February 28, 2013 relates to the change in fair value of our variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes.  The loss for the three months ended February 29, 2012 included a loss of $3.7 million related to the change in fair value of a fair value foreign currency interest rate swap that was not designated as a hedge, a loss of $0.7 million related to the settlement of a portion of a cash flow swap designated as a hedge, net cash outflows of $0.9 million related to a contractual cash interest settlement on a fair value swap not designated as a hedge, partially offset by a gain of $0.7 million related to the change in fair value of the variable prepayment option embedded derivative on the Second-Lien Notes.  There were no losses related to the fair value swap not designated as a hedge during the three months ended February 28, 2013 as it was settled in conjunction with the refinancing on August 16, 2012 described previously.

Foreign currency exchange (gains) losses

Foreign currency exchange losses for the three months ended February 28, 2013 were $3.8 million as compared to foreign currency exchange gains of $6.1 million during the same period in the prior year.  On August 16, 2012 we repaid our Term Loan Facility in its entirety, which was denominated in US dollars, and replaced it with the First-Lien Notes which are denominated in Canadian dollars, thereby permanently reducing our exposure to foreign currency changes on approximately half of our long-term debt.  In September 2012, we settled a notional amount of US$97.5 million of the foreign currency interest rate swap designated as a cash flow hedge thereby increasing our exposure to foreign currency changes on the non-swapped portion of the Second-Lien Notes to US$101.1 million.  For the three months ended February 28, 2013 foreign currency exchange losses consist primarily of unrealized losses of $3.8 million related to the non-swapped portion of the Second-Lien Notes.  For the three months ended February 29, 2012 foreign currency exchange gains consisted primarily of unrealized gains of $6.3 million related to the outstanding principal amount of the Term Loan Facility (both the non-swapped portion and the portion which was not subject to hedge accounting) and $0.5 million of unrealized gains relating to the non-swapped portion of the Second-Lien Notes, partially offset by realized losses of $0.7 million on a contractual principal settlement on the foreign currency interest rate swap not designated as a hedge.

Loss before income taxes

Loss before income taxes was $14.2 million for the three months ended February 28, 2013, as compared to $11.1 million for the same period in the prior year.  The increase in loss before income taxes is primarily the result of foreign currency exchange losses partially offset by decreased losses on derivative financial instruments and increased operating income.

Provision for income taxes

We have not recorded a current or deferred tax expense or recovery for the three months ended February 28, 2013 or February 29, 2012.  Current taxes payable or recoverable result in an decrease or increase, respectively, to our tax loss carryforward balances.  The cumulative tax loss carryforward balances have not been recognized as a net deferred tax asset on the statement of financial position.

Net loss attributable to equity holders of the Company

Net loss for the three months ended February 28, 2013 was $14.2 million as compared to $11.1 million for the same period in the prior year, as a result of the factors described above in loss before income taxes.

Postmedia’s operating results for the six months ended February 28, 2013 as compared to the six months ended February 29, 2012

	2013	2012

Revenues
Print advertising	238,184	271,753
Print circulation	97,139	105,470
Digital	46,105	43,555
Other	9,062	8,954
Total revenues	390,490	429,732
Expenses
Compensation	164,120	177,297
Newsprint	21,964	27,267
Distribution	54,557	63,198
Other operating	75,558	82,035
Operating income before depreciation, amortization, and restructuring	74,291	79,935
Depreciation	13,630	12,979
Amortization	21,568	21,857
Restructuring and other items	6,611	7,611
Operating income	32,482	37,488
Interest expense	31,773	31,636
Net financing expense relating to employee benefit plans	766	1,950
(Gain) loss on disposal of property and equipment	(787)	35
(Gain) loss on derivative financial instruments	1,890	(5,424)
Foreign currency exchange losses	4,698	6,078
Earnings (loss) before income taxes	(5,858)	3,213
Provision for income taxes	-	-
Net earnings (loss) from continuing operations	(5,858)	3,213
Net earnings from discontinued operations, net of tax of nil	-	14,053
Net earnings (loss) attributable to equity holders of the Company	(5,858)	17,266

Revenue

Print advertising

Print advertising revenue decreased $33.6 million, or 12.4% to $238.2 million for the six months ended February 28, 2013, as compared to the same period in the prior year.  This decrease relates to most of our major categories of print advertising revenue, including decreases from national advertising of 13.5%, retail advertising of 7.4%, classified advertising of 20.2%, and insert advertising of 7.5%.  The total print advertising linage and average line rate related to national, retail and classified advertising decreased 9.4% and 4.2%, respectively, during the six months ended February 28, 2013, as compared to the same period in the prior year.  Insert revenue decreases are primarily related to volume decreases of 5.9% during the six months ended February 28, 2013, as compared to the same period in the prior year.

Print circulation

Print circulation revenue decreased $8.3 million, or 7.9%, to $97.1 million for the six months ended February 28, 2013, as compared to the same period in the prior year.  Net paid circulation decreased 11.4% for the six months ended February 28, 2013, as compared to the same period in the prior year and was partially offset by price increases.  A portion of the print circulation revenue decrease relates to the implementation of initiatives which include the elimination of publishing days and unprofitable circulation.

Digital

Digital revenue increased $2.6 million, or 5.9%, to $46.1 million for the six months ended February 28, 2013, as compared to the same period in the prior year.  Growth in digital revenue is primarily a result of increases in local digital advertising revenue of $4.2 million and digital revenue associated with Infomart of $0.4 million, partially offset by declines of $2.0 million in digital classified revenue.

Other

Other revenue increased $0.1 million for the six months ended February 28, 2013, as compared to the same period in the prior year.

Expenses

Compensation

Compensation expenses decreased $13.2 million, or 7.4%, to $164.1 million for the six months ended February 28, 2013, as compared to the same period in the prior year.  This decrease is primarily due to lower salary costs of $15.1 million as a result of our three year business transformation program,  partially offset by increased share-based and other long-term incentive plan compensation expense of $2.0 million as a result of an increase in the share price of our Class C voting shares since August 31, 2012 which is used to compute the fair value of our other long-term incentive plan.

Newsprint

Newsprint expenses decreased $5.3 million, or 19.4%, to $22.0 million for the six months ended February 28, 2013, as compared to the same period in the prior year.  Newsprint expense decreases are primarily a result of consumption decreases of 18.0% due to continued usage reduction efforts and lower newspaper circulation volumes, combined with a decrease in newsprint cost per tonne of 1.8%.

Distribution

Distribution expenses decreased $8.6 million, or 13.7%, to $54.6 million for the six months ended February 28, 2013, as compared to the same period in the prior year.  Decreases in distribution expenses are primarily a result of a reduction in newspaper circulation volumes and the elimination of publishing days and unprofitable circulation.

Other operating

Other operating expenses decreased $6.5 million, or 7.9%, to $75.6 million for the six months ended February 28, 2013, as compared to the same period in the prior year.  Decreases in other operating expenses are primarily a result of ongoing cost savings initiatives and include decreases in marketing and promotion expenses and professional fees.  Partially offsetting these decreases are increased news service costs as a result of the shutdown of Postmedia News and increases in rent and occupancy costs associated with new property operating leases.

Operating income before depreciation, amortization and restructuring

Operating income before depreciation, amortization and restructuring decreased $5.6 million, or 7.1%, to $74.3 million for the six months ended February 28, 2013, as compared to the same period in the prior year.  The decrease relates primarily to decreases in revenue, partially offset by decreases in expenses as discussed above.

Depreciation

Depreciation increased $0.7 million, or 5.0%, to $13.6 million for the six months ended February 28, 2013, as compared to the same period in the prior year.

Amortization

Amortization decreased $0.3 million, or 1.3%, to $21.6 million for the six months ended February 28, 2013, as compared to the same period in the prior year.

Restructuring and other items

Restructuring and other items expense for the six months ended February 28, 2013 decreased $1.0 million to $6.6 million as compared to the same period in the prior year.  Restructuring and other items expense for the six months ended February 28, 2013 includes an expense related to changes made to an employee benefit plan as a result of an arbitrators ruling.  Our estimate of the expenses related to the changes made to the employee benefit plan consist of a $1.8 million increase to the employee benefit plan liability and cash expenses of $0.5 million which are expected to be paid in fiscal 2013. As a result of the changes made to the employee benefit plan, we expect future cash contributions to increase by approximately $0.1 million per year.  Additionally, included in restructuring and other items are $4.3 million of severance costs, which include both involuntary terminations and voluntary buyouts. Restructuring and other items expense for the six months ended February 29, 2012 was comprised of $7.6 million related to severance costs, which included both involuntary terminations and voluntary buyouts.

Operating income

Operating income was $32.5 million for the six months ended February 28, 2013, compared to operating income of $37.5 million for the same period in the prior year as a result of increased depreciation expense and decreased operating income before depreciation, amortization and restructuring, partially offset by decreased restructuring and other items expense.

Interest expense

Interest expense increased $0.1 million to $31.8 million for the six months ended February 28, 2013, as compared to the same period in the prior year.  Interest expense primarily relates to interest on our long-term debt that is recognized using the effective interest rate method which amortizes the initial debt issuance costs and includes both cash and non-cash interest.  The increase in interest expense for the six months ended February 28, 2013 relates to an increase in the effective interest rate as a result of the refinancing on August 16, 2012, partially offset by decreases in interest expense due to lower debt levels.  Cash interest expense decreased $0.8 million during the six months ended February 28, 2013, as compared to the same period in the prior year, due to reduced hedging on the Second-Lien Notes and lower debt levels, partially offset by an increase in the interest rate on the First-Lien Notes.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans decreased $1.2 million to $0.8 million for the six months ended February 28, 2013, as compared to the same period in the prior year.  The decrease relates to both a decrease in the interest cost and an increase in the expected return on plan assets.

(Gain) loss on disposal of property and equipment

During the six months ended February 28, 2013, we disposed of property and equipment and realized a net gain of $0.8 million.  During the six months ended February 29, 2012, we disposed of property and equipment and realized a nominal loss.

(Gain) loss on derivative financial instruments

Loss on derivative financial instruments for the six months ended February 28, 2013 was $1.9 million as compared to a gain of $5.4 million during the same period in the prior year.  The loss for the six months ended February 28, 2013 relates to the change in fair value of our variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes.  The gain for the six months ended February 29, 2012 included a gain of $4.0 million related to the change in fair value of a fair value foreign currency interest rate swap that was not designated as a hedge, a gain of $4.0 million related to the change in fair value of the variable prepayment option embedded derivative on the Second-Lien Notes, partially offset by a loss of $0.7 million related to the settlement of a portion of a cash flow swap designated as a hedge and net cash outflows of $1.9 million related to contractual cash interest settlements on a fair value swap not designated as a hedge. There was no gains or losses related to the fair value swap not designated as a hedge during the six months ended February 28, 2013 as it was settled in conjunction with the refinancing on August 16, 2012 described previously.

Foreign currency exchange losses

Foreign currency exchange losses for the six months ended February 28, 2013 were $4.7 million as compared to $6.1 million during the same period in the prior year.  On August 16, 2012 we repaid our Term Loan Facility in its entirety, which was denominated in US dollars, and replaced it with the First-Lien Notes which are denominated in Canadian dollars, thereby permanently reducing our exposure to foreign currency changes on approximately half of our long-term debt.  In September 2012, we settled a notional amount of US$97.5 million of the foreign currency interest rate swap designated as a cash flow hedge thereby increasing our exposure to foreign currency changes on the non-swapped portion of the Second-Lien Notes to US$101.1 million.  For the six months ended February 28, 2013 foreign currency exchange losses consist primarily of unrealized losses of $4.6 million related to the non-swapped portion of the Second-Lien Notes.  For the six months ended February 29, 2012 foreign currency exchange losses consisted primarily of net realized losses of $3.8 million related to repayments of the Term Loan Facility, unrealized losses of $2.1 million related to the outstanding principal amount of the Term Loan Facility (both the non-swapped portion and the portion which was not subject to hedge accounting), realized losses of $0.9 million on contractual principal settlements on the foreign currency interest rate swap not designated as a hedge, partially offset by unrealized gains of $0.5 million related to the non-swapped portion of the Second-Lien Notes.

Earnings (loss) before income taxes

Loss before income taxes was $5.9 million for the six months ended February 28, 2013, as compared to earnings before income taxes of $3.2 million for the same period in the prior year.  The increase in loss before income taxes is primarily the result of decreased operating income and losses on derivative financial instruments, partially offset by decreased foreign currency exchange losses, all as discussed above.

Provision for income taxes

We have not recorded a current or deferred tax expense or recovery for the six months ended February 28, 2013 or February 29, 2012.  Current taxes payable or recoverable result in an decrease or increase, respectively, to our tax loss carryforward balances.  The cumulative tax loss carryforward balances have not been recognized as a net deferred tax asset on the statement of financial position.

Net earnings (loss) from continuing operations

Net loss from continuing operations was $5.9 million for the six months ended February 28, 2013, as compared to net earnings from continuing operations of $3.2 million for the same period in the prior year, as a result of the factors described above in earnings (loss) before income taxes.

Net earnings from discontinued operations

We completed the sale of substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group on November 30, 2011, and as a result there were no discontinued operations for the six months ended February 28, 2013.  Net earnings from discontinued operations for the six months ended February 29, 2012 was $14.1 million and included a $17.1 million gain on sale of discontinued operations and an allocation of $6.4 million of interest expense representing an acceleration of debt issuance costs related to the debt repayment made with the net proceeds from the sale.  Additional information on this transaction is available in note 13 of our interim condensed consolidated financial statements for the three and six months ended February 28, 2013 and February 29, 2012.

Net earnings (loss) attributable to equity holders of the Company

Net loss for the six months ended February 28, 2013 was $5.9 million as compared to net earnings of $17.3 million for the same period in the prior year.  The decrease is due to a decrease in the net earnings from continuing operations and no net earnings from discontinued operations, both as discussed above.

Postmedia’s segment operations for the three and six months ended February 28, 2013 as compared to the three and six months ended February 29, 2012

	For the three months ended		For the six months ended
	February 28,	February 29,	February 28,	February 29,
	2013	2012	2013	2012
Revenue
Newspaper	171,712	190,615	375,770	413,690
All other	7,799	8,986	16,720	17,980
Intersegment elimination	(693)	(959)	(2,000)	(1,938)
	178,818	198,642	390,490	429,732
Expenses
Newspaper	142,762	160,924	294,687	329,206
All other	5,076	6,646	10,219	12,140
Corporate	6,488	6,743	13,293	10,389
Intersegment elimination	(693)	(959)	(2,000)	(1,938)
	153,633	173,354	316,199	349,797
Operating income before depreciation, amortization and restructuring
Newspaper	28,950	29,691	81,083	84,484
All other	2,723	2,340	6,501	5,840
Corporate	(6,488)	(6,743)	(13,293)	(10,389)
	25,185	25,288	74,291	79,935

Newspaper

Revenue for the Newspaper segment decreased $18.9 million and $37.9 million, or 9.9% and 9.2%, during the three and six months ended February 28, 2013, respectively, as compared to the same periods in the prior year.  The decreases in revenue in the three and six months ended February 28, 2013 are due to decreases in print advertising revenue of $16.9 million and $33.6 million, respectively, and print circulation revenue decreases of $3.3 million and $8.3 million, respectively, as compared to the same periods in the prior year, both as discussed previously, partially offset by increases in digital revenue which was primarily a result of increased newspaper digital advertising revenue.  Newspaper digital advertising revenue increased $1.2 million and $3.6 million, or 9.5% and 13.4%, during the three and six months ended February 28, 2013, respectively, as compared to the same periods in the prior year, due to an increase in local digital advertising revenue partially offset by a decrease in digital classified revenue.

Expenses for the Newspaper segment decreased $18.2 million and $34.5 million, or 11.3% and 10.5%, during the three and six months ended February 28, 2013, respectively, as compared to the same periods in the prior year.  The decreases in expenses for the three and six months ended February 28, 2013, are primarily due to the impact of restructuring and cost reduction initiatives implemented during the year ended August 31, 2012.  In particular, during the three and six months ended February 28, 2013 compensation expense decreased $8.7 million and $16.7 million, respectively, newsprint expense decreased $2.8 million and $5.3 million, respectively, distribution expense decreased $4.1 million and $8.6 million, respectively, and marketing and promotion expenses decreased $1.4 million and $2.8 million, respectively.

Operating income before depreciation, amortization and restructuring for the Newspaper segment decreased $0.7 million and $3.4 million, or 2.5% and 4.0%, to $29.0 million and $81.1 million for the three and six months ended February 28, 2013, respectively, as compared to the same periods in the prior year.  The decreases are due to the decreases in revenue, partially offset by reduced expenses, both as described above.

All other

Operating income before depreciation, amortization and restructuring for the All other category increased $0.4 million and $0.7 million, or 16.4% and 11.3%, to $2.7 million and $6.5 million for the three and six months ended February 28, 2013, respectively, as compared to the same periods in the prior year.

Corporate

Corporate expenses decreased $0.3 million to $6.5 million and increased $2.9 million to $13.3 million for the three and six months ended February 28, 2013, respectively, as compared to the same periods in the prior year.  The increase in the six months ended February 28, 2013 is primarily due to increased share-based and other long-term incentive plans compensation expense of $2.0 million primarily as a result of an increase in the share price of our Class C voting shares which are used to compute the fair value of our other long-term incentive plan and increases in rent and occupancy costs associated with a new property operating lease.

Consolidated quarterly financial information

($ in thousands of Canadian dollars, except per share information)	Fiscal 2013		Fiscal 2012				Fiscal 2011
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	178,818	211,672	190,124	212,021	198,642	231,090	202,151	227,628

Net earnings (loss) from continuing operations	(14,162)	8,304	(28,351)	(12,137)	(11,065)	14,278	(838)	(5,162)
Net earnings (loss) per share from continuing operations
Basic	$(0.35)	$0.21	$(0.70)	$(0.30)	$(0.27)	$0.35	$(0.02)	$(0.13)
Diluted	$(0.35)	$0.20	$(0.70)	$(0.30)	$(0.27)	$0.35	$(0.02)	$(0.13)

Net earnings (loss) attributible to equity holders of the Company	(14,162)	8,304	(28,351)	(12,137)	(11,065)	28,331	(351)	(2,725)
Net earnings (loss) per share attributible to equity holders of the Company
Basic	$(0.35)	$0.21	$(0.70)	$(0.30)	$(0.27)	$0.70	$(0.01)	$(0.07)
Diluted	$(0.35)	$0.20	$(0.70)	$(0.30)	$(0.27)	$0.70	$(0.01)	$(0.07)

Cash flows from operating activities	20,706	13,228	(7,472)	24,046	16,045	9,922	(5,187)	39,236

 Liquidity and capital resources

Our principal uses of funds are for working capital requirements, debt servicing and capital expenditures. Based on our current and anticipated level of operations, we believe that our cash on hand, cash flows from operations and available borrowings under our senior secured asset-based revolving credit facility (“ABL Facility”) will enable us to meet our working capital, capital expenditure, debt servicing and other funding requirements for the foreseeable future.  However, our ability to fund our working capital needs, debt servicing and other obligations depends on our future operating performance and cash flows.  There are a number of factors which may adversely affect our operating performance and our ability to meet these obligations. See “Key Factors Affecting Operating Results”.  Our cash flows from operating activities may be impacted by, among other things, the overall strength of the economy, competition from other newspapers and alternative forms of media and competition from alternative emerging technologies. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising formats, particularly online and other digital platforms such as search and social media websites.  Although we expect to fund our capital needs with our available cash, cash generated from operations and available borrowings under the ABL Facility, our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our debt agreements.  As at February 28, 2013, no amounts were drawn under the ABL Facility.

Sources of Cash

Cash flows from operating activities

Our principal sources of liquidity are cash flows from operating activities.  For the three and six months ended February 28, 2013, our cash flows from operating activities were inflows of $20.7 million and $33.9 million, respectively (2012 – $16.0 million and $26.0 million, respectively).  Cash flows from operating activities increased $4.7 million for the three months ended February 28, 2013, as compared to the same period in the prior year, primarily due to an increase in cash flows as a result of lower working capital and lower funding obligations on our employee benefit plans.  Cash flows from operating activities increased $7.9 million for the six months ended February 28, 2013, as compared to the same period in the prior year, due to an increase in cash flows as a result of lower working capital and lower funding obligations on our employee benefit plans, partially offset by declines in operating income before depreciation, amortization and restructuring and the settlement of the foreign currency interest rate swap designated as a cash flow hedge.

As at February 28, 2013 we had cash of $51.5 million (August 31, 2012 - $22.2 million) and our ABL facility was undrawn (August 31, 2012 – nil).  Availability under the ABL facility as at February 28, 2013 was $28.5 million (August 31, 2012 - $23.3 million).

Cash flows from investing activities

For the three and six months ended February 28, 2013, our cash flows from investing activities were outflows of $2.4 million and inflows of $18.7 million, respectively (2012 – outflows of $4.6 million and inflows of $78.3 million).  The net cash outflows from investing activities during the three months ended February 28, 2013 include the net proceeds received on the sale of property and equipment and assets held-for-sale of $0.9 million, offset by outflows on capital expenditures related to property and equipment of $1.7 million and intangible assets of $1.7 million.  The cash outflows from investing activities during the three months ended February 29, 2012 included capital expenditures related to property and equipment of $2.4 million and intangible assets of $2.1 million.  The net cash inflows from investing activities during the six months ended February 28, 2013 include the net proceeds received on the sale of property and equipment and assets held-for-sale of $25.6 million, offset by outflows on capital expenditures related to property and equipment of $4.3 million and intangible assets of $2.6 million.  The net cash inflows from investing activities during the three months ended February 29, 2012 included the net proceeds from the sale of discontinued operations of $85.9 million, offset by outflows on capital expenditures related to property and equipment of $3.9 million and intangible assets of $3.6 million.

Uses of Cash

Cash flows from financing activities

Cash outflows from financing activities for the three and six months ended February 28, 2013, were nil and $23.3 million, respectively (2012 – $9.9 million and $100.7 million, respectively), and were related to our indebtedness as discussed below.

Indebtedness

As of February 28, 2013, we have $226.8 million First-Lien Notes and US$268.6 million Second-Lien Notes outstanding (August 31, 2012 - $250.0 million and US$268.6 million, respectively).  During the three months ended February 28, 2013, we had no cash flows from financing activities as we had no mandatory principal repayments.  During the six months ended February 28, 2013, we redeemed $23.2 million aggregate principal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture.  During the three and six months ended February 29, 2012 we repurchased and retired US$6.4 million of the Second-Lien Notes for total cash consideration of $6.3 million (US$6.2 million).  During the three months ended February 29, 2012 we made mandatory and optional principal repayments on the Term Loan Facility of $3.6 million (US$3.6 million).  During the six months ended February 29, 2012 we made mandatory and optional principal repayments on the Term Loan Facility of $94.4 million (US$92.5 million), which included the required repayment due to the sale of discontinued operations, as discussed previously.

The following tables set out the principal and carrying amount of our long-term debt outstanding as at February 28, 2013 and August 31, 2012.  The first column of the table translates, where applicable, our US dollar debt to the Canadian equivalent based on foreign exchange rates specified in our foreign currency swap agreements for swapped debt and at the closing foreign exchange rate on February 28, 2013 and August 31, 2012, respectively, for our non-swapped debt.

		February 28, 2013
($ in thousands of Canadian dollars)	Principal Outstanding (US$ Debt translated at swapped or period end rates)	Principal Outstanding (US$ Debt translated at period end exchange rates)	Financing fees, discounts and other	Carrying Value
First-Lien Notes (CDN$226.8M)	226,813	226,813	5,114	221,699
Second-Lien Notes (swapped) (US$167.5M)	173,362	172,759	5,293	167,466
Second-Lien Notes (non-swapped) (US$101.1M)	104,311	104,311	3,195	101,116
	504,486	503,883	13,602	490,281

		August 31, 2012
($ in thousands of Canadian dollars)	Principal Outstanding (US$ Debt translated at swapped or period end rates)	Principal Outstanding (US$ Debt translated at period end exchange rates)	Financing fees, discounts and other	Carrying Value
First-Lien Notes (CDN$250.0M)	250,000	250,000	5,866	244,134
Second-Lien Notes (swapped) (US$265.0M)	274,275	261,211	8,904	252,307
Second-Lien Notes (non-swapped) (US$3.6M)	3,583	3,583	122	3,461
	527,858	514,794	14,892	499,902

Financial position as at February 28, 2013 compared to August 31, 2012

($ in thousands of Canadian dollars)	February 28, 2013	August 31, 2012

Current assets	154,220	127,199
Total assets	1,016,187	1,044,848
Current liabilities	139,200	159,293
Total liabilities	772,538	811,093
Equity	243,649	233,755

The increase in our current assets at February 28, 2013 as compared to August 31, 2012 is primarily due to an increase in cash.  Total assets at February 28, 2013 decreased compared to August 31, 2012, due to the disposal of an asset held-for-sale and the decrease in the carrying value of property and equipment and intangible assets, as a result of depreciation and amortization during the six months ended February 28, 2013.  These decreases were partially offset by the increase in current assets previously described. Current liabilities have decreased due to lower provisions as a result of payments exceeding net charges during the six months ended February 28, 2013 and a reduction in the current portion of long term-debt due to the mandatory redemption of First-Lien Notes on November 12, 2012 as discussed previously, partially offset by increased accrued interest payable on long-term debt.  The decrease in total liabilities is due to the decrease in current liabilities previously described, the settlement of and decreases in the fair value of derivative financial instruments liabilities, decreases in other non-current liabilities due to a decrease in the carrying value of our employee benefit plans liability, partially offset by an increase in the carrying value of long-term debt as a result of unrealized foreign currency exchange losses during the six months ended February 28, 2013.

Financial Instruments and Financial Instruments Risk Management

The financial instruments and financial risk management policies are the same as disclosed in the audited consolidated financial statements for the years ended August 31, 2012 and 2011, except as disclosed below.

Derivative financial instruments

During the six months ended February 28, 2013 we settled a notional amount of US$97.5 million of the foreign currency interest rate swap designated as a cash flow hedge for a cash payment of $9.6 million, including accrued interest of $0.6 million, and as a result have a notional amount of US$167.5 million of the foreign currency interest rate swap designated as a cash flow hedge outstanding as of February 28, 2013 (August 31, 2012 – US$265.0 million).

Foreign currency risk

As at February 28, 2013, approximately 55% of the outstanding principal and related interest payable on our long-term debt is payable in US dollars (August 31, 2012 – 51%).  We have entered into transactions to reduce foreign currency risk exposure on our US dollar denominated long-term debt.  As at February 28, 2013, through our foreign currency interest rate swap we had hedged foreign currency risk on 62% of our US dollar denominated debt (August 31, 2012 - 99%).  As at February 28, 2013, we were exposed to foreign currency risk on the non-swapped portion of the Second-Lien Notes of US$101.1 million (August 31, 2012 - US$3.6 million).  As at February 28, 2013, a $0.01 change in the period end exchange rate of a Canadian dollar per one US dollar, holding all other variables constant, would have resulted in a $1.0 million increase or decrease to foreign currency exchange losses in the statement of operations.

Guarantees and Off-Balance Sheet Arrangements

We do not have any significant guarantees or off-balance sheet arrangements.

Contractual obligations and commitments

Our obligations under firm contractual arrangements, including commitments for future payments under finance lease arrangements, operating lease arrangements, debt agreements and swap agreements, are not materially different from those discussed in our annual management’s discussion and analysis for the years ended August 31, 2012 and 2011, other than the effects of foreign exchange on our US dollar debt and swap agreements.  Our obligations under firm contractual arrangements related to minimum required employee benefit plan funding has been decreased due to solvency relief provided to all Ontario registered pension plans by the Ontario government.  After taking into account the solvency relief, we expect to contribute $12.4 million to our defined benefit pension plans for the year ended August 31, 2013.

 Future Accounting Standards

Future accounting standards that are issued but not yet effective are the same as described in our annual management’s discussion and analysis and annual consolidated financial statements for the years ended August 31, 2012 and 2011, except as disclosed below and in our interim condensed consolidated financial statements for the three and six months ended February 28, 2013 and February 29, 2012.

IAS 19 – Employee Benefits (Amended)

IAS 19 amendments include, among other changes, the immediate recognition of the actuarial gains and losses in other comprehensive income, the introduction of a net interest approach that replaces the expected return on plan assets and interest costs on the defined benefit obligation with a single net interest component and all past service costs are to be recognized in profit or loss when the employee benefit plan is amended.  This standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2013.  As a result, under the amended standard, for the year ending August 31, 2013 we anticipate that compensation expense and financing expense related to employee benefit plans will increase $0.5 million and $5.9 million, respectively.  In addition, we anticipate an offsetting increase in other comprehensive income related to actuarial gains on employee benefits of $6.6 million.  The aggregate anticipated impact is an increase to comprehensive income of $0.2 million.

 Differences between IFRS and US GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with IFRS, which differs in certain respects from US GAAP.  The significant differences are discussed in detail in note 14 of our interim condensed consolidated financial statements for the three and six months ended February 28, 2013 and February 29, 2012.  The IAS 19 amendments described above are expected to result in additional differences between IFRS and US GAAP because there is no corresponding change to US GAAP.

Risk Factors

The risks relating to our business are the same as described in the section entitled “Risk Factors” included in our annual management’s discussion and analysis for the years ended August 31, 2012 and 2011, which section is incorporated by reference herein, with the following additional risk factor:

We may not be able to refinance our ABL Facility on attractive terms or at all

On February 1, 2013, the Supreme Court of Canada (the “SCC”) released its decision in Sun Indalex Finance, LLC v. United Steelworkers, a case which dealt with the priority claims of pension plan members against those of secured creditors in the context of the insolvency of a plan sponsor.  The SCC overturned the Ontario Court of Appeals decision that effectively subordinated a debtor-in-possession financing that had been granted super-priority status in a Companies’ Creditors Arrangement Act proceeding to the wind up deficiency under a pension plan.  The SCC, however, upheld the Ontario Court of Appeal’s expanded interpretation of the deemed trust provisions of the Ontario Pension Benefits Act (“PBA”), and found that a deemed trust applies in respect of the entire wind up deficiency of a plan upon its wind up, which is an expansion from previous case law which limited the deemed trust to current service costs and special payments accrued and unpaid to the wind up date.  The expanded definition of the deemed trust may affect the availability of credit to companies who sponsor defined benefit pension plans as lenders consider the possible impact of a future plan wind up on the security of any loan.

The deemed trust is limited in respect of the assets to which it applies. Specifically, wind up deficiencies have a priority charge only over a debtor company's accounts receivable and inventory and their proceeds. Other assets are not subject to the deemed trust.

We have an ABL Facility with an availability of an aggregate amount of up to $60 million, including a $10 million letter of credit sub-facility.  As at February 28, 2013, no amounts were drawn under the ABL Facility and we had availability of $28.5 million.  The ABL Facility is secured on a first-priority basis by accounts receivable, cash and inventory of Postmedia Network Inc. and any related assets of Postmedia Network Canada Corp.  As such, the ABL Facility is primarily secured by the assets over which a deemed trust could be found in the event of the wind up of a company sponsored pension plan. The ABL Facility terminates on July 13, 2014.  Given that the SCC decision is recent and its impact on the credit markets is uncertain, as well as the current solvency deficiencies in our pension plans, there can be no assurance that we will be able to refinance the ABL Facility on attractive terms or at all.

Internal Controls

Disclosure controls and procedures within Postmedia have been designed to provide reasonable assurance that all relevant information is identified to its management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate, to allow required disclosures to be made in a timely fashion.

Internal controls over financial reporting have been designed by management, under the supervision of and with the participation of the CEO and CFO, to provide reasonable assurance regarding the reliability of Postmedia’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The CEO and CFO have evaluated whether there were changes to Postmedia's internal control over financial reporting during the three and six months ended February 28, 2013, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. There were no changes identified during their evaluation.

Share Capital

As at April 8, 2013 we had the following number of shares and options outstanding:

Class C voting shares	982,561
Class NC variable voting shares	39,227,058
Total shares outstanding	40,209,619

Total options and restricted share units outstanding (1)	2,000,000

(1) The total options and restricted share units outstanding are convertible into 1.9 million Class C voting shares and 0.1 million Class NC variable voting shares.  The total options and restricted share units outstanding include 1.2 million options that are vested and 0.8 million options that are unvested.